Exhibit 99.1

Gaotu Techedu Announces Second Quarter of 2021 Unaudited Financial Results and Change to Board Composition

Beijing, September 22, 2021 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a leading online large-class tutoring service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights1

•	Net revenues was RMB2,232.3 million, a 35.3% year-over-year increase.
•	Net revenues of online K-12 courses increased 51.0% year-over-year to RMB2,091.4 million.

•	Gross billings[2] was RMB2,694.7 million, a 12.2% year-over-year increase.
•	Gross billings of online K-12 courses increased 17.2% year-over-year to RMB2,574.5 million.

•	Paid course enrollments[3] increased 4.1% year-over-year to 1,631 thousand.
•	Paid course enrollments of online K-12 increased 4.5% year-over-year to 1,563 thousand.

•	Net loss was RMB918.8 million, compared with net income of RMB18.6 million in the same period of 2020.

•	Non-GAAP net loss was RMB763.9 million, compared with non-GAAP net income of RMB72.7 million in the same period of 2020.

•	Deferred revenue was RMB1,976.4 million, compared with RMB2,733.7 million as of December 31, 2020.

Second Quarter 2021 Key Financial and Operating Data

(In thousands of RMB, except for paid course enrollments and percentages)

	Three Months Ended June 30,
	2020	2021	Pct. Change
Net revenues	1,650,314	2,232,254	35.3%

K-12 courses	1,384,968	2,091,355	51.0%
Foreign language, professional, admission and other services	265,346	140,899	(46.9%)
Gross billings	2,400,996	2,694,732	12.2%

K-12 courses	2,196,077	2,574,536	17.2%
Foreign language, professional, admission and other services	204,919	120,196	(41.3%)
Paid course enrollments (In thousands)	1,567	1,631	4.1%

K-12 courses	1,496	1,563	4.5%
Foreign language, professional, admission and other services	71	68	(4.2)%
Net income (loss)	18,627	(918,791)	NM
Non-GAAP net income (loss)	72,712	(763,890)	NM

[1]

For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release. Non-GAAP income (loss) from operations, non-GAAP net income (loss) exclude share-based compensation expenses.

[2]

Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See “About Non-GAAP Financial Measures” and “Reconciliations of non-GAAP measures to the most comparable GAAP measures” elsewhere in this press release.

[3]

Paid course enrollments for a certain period refer to the cumulative number of paid courses enrolled in and paid for by our students, including multiple paid courses enrolled in and paid for by the same student. Paid courses refer to our courses that are charged not less than RMB99.0 per course in fees.

Six Months Ended June 30, 2021 Highlights

•	Net revenues was RMB4,172.6 million, a 41.5% year-over-year increase.

•	Net revenues of online K-12 courses increased 56.0% year-over-year to RMB3,907.6 million.

•	Gross billings was RMB3,876.1 million, a 2.7% year-over-year increase.

•	Gross billings of online K-12 courses increased 8.8% year-over-year to RMB3,577.1 million.

•	Paid course enrollments increased 2.4% year-over-year to 2,398 thousand.

•	Paid course enrollments of online K-12 increased 2.4% year-over-year to 2,195 thousand.

•	Net loss was RMB2,344.7 million, compared with net income of RMB166.6 million in the same period of 2020.

•	Non-GAAP net loss was RMB2,093.3 million, compared with non-GAAP net income of RMB263.5 million in the same period of 2020.

First Six Months of 2021 Key Financial and Operating Data

(In thousands of RMB, except for paid course enrollments and percentages)

	Six Months Ended June 30,
	2020	2021	Pct. Change
Net revenues	2,947,894	4,172,597	41.5%

K-12 courses	2,505,057	3,907,626	56.0%
Foreign language, professional, admission and other services	442,837	264,971	(40.2)%
Gross billings	3,775,395	3,876,074	2.7%

K-12 courses	3,286,669	3,577,148	8.8%
Foreign language, professional, admission and other services	488,726	298,926	(38.8)%
Paid course enrollments (In thousands)	2,341	2,398	2.4%

K-12 courses	2,143	2,195	2.4%
Foreign language, professional, admission and other services	198	203	2.5%
Net income (loss)	166,615	(2,344,710)	NM
Non-GAAP net income (loss)	263,453	(2,093,310)	NM

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “In the second quarter of 2021, our revenue has reached a record high to 2.232 billion RMB. In order to support the equality of education, ever since May, we have successively collaborated with multiple non-profit organizations such as the China Charity’s Aid Foundation for Children, the China Youth Development Foundation, the China Next Generation Education Foundation, and the Henan Normal University through cash donation or free course offerings, to aid the revitalization of rural area education and achieve the goal of equal access of education for everyone. At the same time, we have recently and rapidly adjusted the organizational structure of the group, to focus on professional education and STEAM education, and further exploring possibilities on digital products and vocational education. We say that 2014 is Gaotu’s first attempt as a startup, and 2016 is our second start, then we can also say that 2021 is our third start. We should always keep the goal of education in mind, always firmly believe that education is a noble profession. It’s undeniable that we have boundless faith in the bright future of the Chinese education industry.”

“Additionally, we are pleased to welcome Ms. Jin Cui to join our Board as the AC Chairwoman. We look forward to drawing upon Ms. Cui’s extensive experience as our business continues to grow. We thank Mr. Xin Fan for his dedication for his tenure as Board Director for the past two years. Despite of the change in board, our business strategy remains unchanged.”

Shannon Shen, CFO of the Company, added, “In the second quarter, we have upgraded our organizational structure. We will continue to develop in the area of professional education, STEAM education, vocational education and product digitalization. In exploring professional education, the public office exam sector has maintained its relatively high level; paid users in the financial certificate sector have increased 4 times year over year. Professional education is rapidly changing and upgrading. In the future, we will focus on those areas that are strongly supported by the government, creating a multi-facet, interactive platform that encompassing all educational categories for life-long learning.”

Financial Results for the Second Quarter of 2021

Net Revenues

Net revenues reached RMB2,232.3 million, a 35.3% increase from RMB1,650.3 million in the second quarter of 2020. The increase was mainly driven by the growth in paid course enrollments for K-12 courses during the period from the fourth quarter of 2020 to the second quarter of 2021, which was contributed by both first-time paid course enrollments and retention of existing students. The net revenues in the second quarter of 2021 was partially attributable to the paid course enrollments of the fourth quarter of 2020.

Cost of Revenues

Cost of revenues rose by 100.8% to RMB724.3 million from RMB360.7 million in the second quarter of 2020, mainly due to the increased recruitment of instructors and tutors, the increase in compensation for attracting and retaining high quality teaching staff, as well as the increase in learning material cost and rental expenses.

Gross Profit and Gross Margin

Gross profit increased 16.9% to RMB1,508.0 million from RMB1,289.7 million in the second quarter of 2020. Gross profit margin decreased to 67.6% from 78.1% in the same period of 2020. The decrease was primarily due to the increase in compensation for instructors and tutors, simultaneously resulting from the increased number of them and more competitive salaries provided, to attract excellent talents to improve teaching quality and students’ learning experience.

Non-GAAP gross profit increased by 18.2% to RMB1,543.5 million from RMB1,305.4 million in the same period of 2020. Non-GAAP gross profit margin decreased to 69.1% from 79.1% in the same period of 2020.

Operating Expenses

Operating expenses were RMB2,362.7 million, which increased from RMB1,450.4 million in the second quarter of 2020.

Selling expenses increased to RMB1,641.1 million from RMB1,204.8 million in the second quarter of 2020. The increase was primarily a result of higher marketing expenses to expand user base and enhance our brands, and an increase in compensation to sales and marketing staff.

Research and development expenses increased by 204.9% to RMB426.5 million, from RMB139.9 million in the second quarter of 2020. The increase was primarily due to an increase in the number of education content development professionals and technology development personnel, as well as an increase in compensation for such staff.

General and administrative expenses increased to RMB242.0 million from RMB105.7 million in the second quarter of 2020. The increase in general and administrative expenses was mainly due to an increase in the number of general and administrative personnel, an increase in compensation paid to such staff.

Impairment loss on intangible assets and goodwill was RMB53.1 million for the second quarter of 2021, compared to nil for the same period of 2020. The impairment loss was mainly due to the decline of fair value related to the intangible assets and goodwill in connection with the acquisition of Tianjin Puxin Online School Education Technology Co., Ltd. that was completed in December 2020. Considering recent regulatory policies concerning after-school tutoring services, the acquisition will not likely to achieve the target goals the management had estimated at the time of acquisition.

Loss from Operations

Loss from operations was RMB854.7 million, compared with the loss from operations of RMB160.8 million in the second quarter of 2020. The decrease was primarily due to higher spending in sales and marketing activities to extend volume growth and strengthen brand perception and an increase in the number of personnel, as well as an increase in compensation for our staff.

Non-GAAP loss from operations was RMB699.8 million, compared with non-GAAP loss from operations of RMB106.7 million in the second quarter of 2020.

Interest Income and Realized Gains from Investment

Interest income and realized gains from investments, on aggregate, was RMB23.5 million, compared with RMB24.2 million in the second quarter of 2020. Interest income and realized gains from investments was primarily the interest income of cash, cash equivalents and short-term wealth management investments, as well as the realization of gains generated from short-term and long-term wealth management investments.

Other Income (Expense)

Other expense was RMB36.5 million, compared with other income of RMB87.7 million in the second quarter of 2020. Other expense in the second quarter of 2021 primarily consisted of related cost of the value-added tax exemption offered by the government during the COVID-19 outbreak, which amounted to RMB56.7 million, net of other income of RMB20.2 million.

Net Income (Loss)

Net loss was RMB918.8 million, compared with net income of RMB18.6 million in the second quarter of 2020.

Non-GAAP net loss was RMB763.9 million, compared with non-GAAP net income of RMB72.7 million in the second quarter of 2020.

Cash Flow

Net operating cash outflow for the second quarter of 2021 was RMB318.6 million. The outflow of net operating cash this quarter was primarily due to higher marketing expenses paid to improve our market share and brand awareness, and an increase in compensation. Cash used in capital expenditures was RMB107.0 million.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were RMB3.59, in the second quarter of 2021.

Non-GAAP basic and diluted net loss per ADS, were RMB2.99, in the second quarter of 2021.

Share Outstanding

As of June 30, 2021, the Company had 170,935,557 ordinary shares outstanding.

Cash and Cash Equivalents, Restricted Cash, Short-term Investments and Long-term Investments

As of June 30, 2021, the Company had cash and cash equivalents, restricted cash, short-term investments and long-term investments of RMB5,486.9 million in the aggregate, compared with a total of RMB8,217.2 million of cash and cash equivalents, short-term investments and long-term investments as of December 31, 2020.

Deferred Revenue

As of June 30, 2021, the Company’s deferred revenue balance was RMB1,976.4 million, compared with RMB2,733.7 million as of December 31, 2020. Deferred revenue primarily consisted of tuition collected in advance.

Other Payables

As of June 30, 2021, other payables in non-current liabilities totaled RMB26.6 million, all of which were payables related to the purchase of the Zhengzhou properties.

Update on PRC Regulatory Policy

As previously disclosed, Gaotu’s business, financial condition and corporate structure are expected to be materially affected in future periods by the changing regulatory environment primarily in China’s after school tutoring industry, although the magnitude of the impact remains uncertain at this time.

Business Outlook

Due to the uncertainty related to the recent regulatory and operating environment, the Company has decided not to issue guidance in the near term in order to give the management more flexibility to focus on the Company’s operations.

Board Change

Mr. Xin Fan has resigned from the board of directors of the Company, for personal reasons, effective on September 22, 2021. The Company has appointed Ms. Jin Cui as an independent director of the Company, effective on the same day. Ms. Cui will also become the chairwoman of the audit committee of the board of directors, as well as a member of the compensation committee and the nominating and corporate governance committee.

Conference Call

The Company will hold an earnings conference call on Wednesday, September 22, 2021, at 8:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

US: 1-888-317-6003

Hong Kong: 800-963976

Mainland China: 4001-206115

Passcode: 4155009

A telephone replay will be available two hours after the conclusion of the conference call through September 29, 2021. The dial-in details are:

International: 1-412-317-0088

US: 1-877-344-7529

Passcode: 10160189

Additionally, a live and archived webcast of this conference call will be available at http://ir.gaotu.cn/home.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class tutoring service provider in China. The Company offers foreign language, vocational, professional and admission courses, STEAM courses, as well as K-12 courses. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce, high-quality teaching resources to aspiring students in China. The Company leverages big data analytics and the latest technologies in multiple aspects of its business to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company’s management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered over usually no more than 60 classes for K-12 courses. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses, and such adjustment excludes the impact on income tax. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“USD”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB6.4566 to USD1.0000, the effective noon buying rate for June 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on June 30, 2021, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Ms. Sandy Qin, CFA

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852 2232 3978

E-mail: gotu@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	355,224	1,005,328	155,705
Restricted cash	—	13,453	2,084
Short-term investments	7,331,268	3,949,619	611,718
Inventory	48,074	62,722	9,714
Prepaid expenses and other current assets	722,682	690,698	106,976

Total current assets	8,457,248	5,721,820	886,197

Non-current assets
Operating lease right-of-use assets	806,591	856,626	132,674
Property, equipment and software, net	704,338	857,780	132,853
Land use rights, net	28,983	28,580	4,426
Long-term investments	530,729	518,549	80,313
Deferred tax assets	48,324	—	—
Rental deposit	51,499	53,530	8,291
Other non-current assets	58,080	2,507	388

TOTAL ASSETS	10,685,792	8,039,392	1,245,142

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB623,002 and RMB1,104,191 as of December 31, 2020 and June 30, 2021, respectively)	1,315,502	1,513,739	234,447
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	2,724,614	1,968,608	304,899
Current portion of operating lease liabilities (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB125,986 and RMB210,496 as of December 31, 2020 and June 30, 2021, respectively)	152,622	241,515	37,406
Income tax payable of the consolidated VIE without recourse to the Group	4,654	—	—

Total Current liabilities	4,197,392	3,723,862	576,752

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2020	2021	2021
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	9,125	7,761	1,202
Non-current portion of operating lease liabilities (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB527,692 and RMB534,172 as of December 31, 2020 and June 30, 2021, respectively)	644,143	615,227	95,287
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to the Group of RMB78,697 and RMB72,484 as of December 31, 2020 and June 30, 2021, respectively)	78,697	72,921	11,294
Other payables of the consolidated VIE without recourse to the Group	26,580	26,580	4,116

TOTAL LIABILITIES	4,955,937	4,446,351	688,651

SHAREHOLDERS’ EQUITY
Ordinary shares	113	113	18
Treasury stock, at cost	(139,572)	—	—
Additional paid-in capital	7,595,049	7,723,745	1,196,256
Accumulated other comprehensive loss	(59,905)	(120,277)	(18,629)
Statutory reserve	40,380	40,380	6,254
Accumulated deficit	(1,706,210)	(4,050,920)	(627,408)

TOTAL SHAREHOLDERS’ EQUITY	5,729,855	3,593,041	556,491

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	10,685,792	8,039,392	1,245,142

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,			For the six months ended June 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues:	1,650,314	2,232,254	345,732	2,947,894	4,172,597	646,253
Online K-12 Courses	1,384,968	2,091,355	323,910	2,505,057	3,907,626	605,214
Foreign language, professional and admission	260,371	140,062	21,693	434,557	263,148	40,756
Other services	4,975	837	129	8,280	1,823	283
Cost of revenues	(360,661)	(724,278)	(112,176)	(643,911)	(1,295,780)	(200,691)

Gross profit	1,289,653	1,507,976	233,556	2,303,983	2,876,817	445,562

Operating expenses
Selling expenses	(1,204,803)	(1,641,083)	(254,171)	(1,962,037)	(3,929,793)	(608,647)
Research and development expenses	(139,878)	(426,502)	(66,057)	(239,288)	(791,612)	(122,605)
General and administrative expenses	(105,744)	(241,982)	(37,478)	(171,500)	(459,597)	(71,183)
Impairment loss on intangible assets and goodwill	—	(53,131)	(8,229)	—	(53,131)	(8,229)

Total operating expenses	(1,450,425)	(2,362,698)	(365,935)	(2,372,825)	(5,234,133)	(810,664)

Loss from operations	(160,772)	(854,722)	(132,379)	(68,842)	(2,357,316)	(365,102)

Interest income	274	7,667	1,187	519	21,752	3,369
Realized gains from investments	23,885	15,826	2,451	36,238	24,636	3,816
Other income(expense)	87,722	(36,519)	(5,656)	149,653	8,368	1,296

Loss before provision for income tax and share of results of equity investees	(48,891)	(867,748)	(134,397)	117,568	(2,302,560)	(356,621)

Income tax benefits(expenses)	68,520	(51,658)	(8,001)	50,528	(41,848)	(6,481)
Share of results of equity investees	(1,002)	615	95	(1,481)	(302)	(47)

Net income(loss)	18,627	(918,791)	(142,303)	166,615	(2,344,710)	(363,149)

Net income(loss) attributable to Gaotu Techedu Inc.’s ordinary shareholders	18,627	(918,791)	(142,303)	166,615	(2,344,710)	(363,149)

Net income(loss) per ordinary share
Basic	0.12	(5.38)	(0.83)	1.05	(13.75)	(2.13)
Diluted	0.11	(5.38)	(0.83)	0.99	(13.75)	(2.13)

Net income(loss) per ADS
Basic	0.08	(3.59)	(0.55)	0.70	(9.17)	(1.42)
Diluted	0.07	(3.59)	(0.55)	0.66	(9.17)	(1.42)

Weighted average shares used in net income per share
Basic	159,135,290	170,634,264	170,634,264	159,124,542	170,482,819	170,482,819
Diluted	167,718,073	170,634,264	170,634,264	167,759,386	170,482,819	170,482,819

Note: Three ADS represents two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,			For the six months ended June 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	1,650,314	2,232,254	345,732	2,947,894	4,172,597	646,253

Less: other revenues(1)	999	78	12	999	471	73
Add: VAT and surcharges	99,332	142,600	22,086	176,904	257,523	39,885
Add: ending deferred revenue	1,961,103	1,976,369	306,101	1,961,103	1,976,369	306,101
Add: ending refund liability	82,696	324,504	50,259	82,696	324,504	50,259
Less: beginning deferred revenue	1,338,791	1,896,528	293,735	1,337,636	2,733,739	423,402
Less: beginning refund liability	52,659	84,389	13,070	54,567	120,709	18,695

Gross billings (non-GAAP)	2,400,996	2,694,732	417,361	3,775,395	3,876,074	600,328

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended June 30,			For the six months ended June 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	1,289,653	1,507,976	233,556	2,303,983	2,876,817	445,562
Share-based compensation expense in cost of revenues	15,744	35,561	5,508	29,588	60,342	9,346

Non-GAAP gross profit	1,305,397	1,543,537	239,064	2,333,571	2,937,159	454,908

Loss from operations	(160,772)	(854,722)	(132,379)	(68,842)	(2,357,316)	(365,102)
Share-based compensation expenses	54,085	154,901	23,991	96,838	251,400	38,937

Non-GAAP (loss)income from operations	(106,687)	(699,821)	(108,388)	27,996	(2,105,916)	(326,165)

Net income(loss)	18,627	(918,791)	(142,303)	166,615	(2,344,710)	(363,149)
Share-based compensation expenses	54,085	154,901	23,991	96,838	251,400	38,937

Non-GAAP net income(loss)	72,712	(763,890)	(118,312)	263,453	(2,093,310)	(324,212)